

Mail Stop 3561

January 10, 2018

Jeffrey Crivello
Chief Executive Officer
Famous Dave's of America, Inc.
12701 Whitewater Drive, Suite 190
Minnetonka, MN 55343

> **Re:** **Famous Dave's of America, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 29, 2017**
> **File No. 333-221927**

Dear Mr. Crivello:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 18, 2017 letter.

Certain Material U.S. Federal Income Tax Considerations, page 46

Receipt of the Subscription Rights Assuming the Rights Offering is Considered Non-Taxable, page 46

1. We note your response to our prior comment 1. Your revised disclosure that the distribution of Subscription Rights "should not be a taxable distribution with respect to your [investors'] existing Common Stock"; the explicit assumption in the second to last paragraph on page 47 that the distribution is "non-taxable"; and the statement in the fourth paragraph on page 48 that exercise of the rights "should not result in any gain or loss" appear to be representations as to the tax consequences Please file a tax opinion as an exhibit to your registration statement. Alternatively, to the extent you continue to believe the tax consequences of the rights offering are not material to investors, please

specifically address the materiality of the tax consequences of exercise of the subscription rights and explain to us why the tax consequences of receipt of the rights would not be important to an investor in deciding whether to exercise those rights.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3217 with any questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor
Office of Transportation and Leisure

cc: J.C. Anderson
        Gray, Plant, Mooty, Mooty & Bennett, P.A.